UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.     )

PennyMac Financial Services, Inc.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

70932B101

(CUSIP Number)

David Shevlin

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York  10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70932B101

1	Names of Reporting Persons Fidelity Investments Charitable Gift Fund

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,110,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,110,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,110,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.3%

14	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of PennyMac Financial Services, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6101 Condor Drive, Moorpark, CA 93021.

Item 2.	Identity and Background

(a), (f) Fidelity Investments Charitable Gift Fund, a trust formed under laws of the State of Massachusetts (the “Reporting Person”).

Scott Bergeson, Audrey McNiff, Kristin W. Mugford, Anna Spangler Nelson, Alfred E. Osborne, Jr., Ph.D., Anne-Marie Soullière, Thomas C. Stewart and Richard D. Tadler are the members of the Board of Trustees of the Reporting Person.  Sarah Libbey, Paul Hurley, Deborah Segal and Jill Weiner are the officers of the Reporting Person.

(b)                                 The principal business address of the Reporting Person is 200 Seaport Blvd., Z3B, Boston, Massachusetts 02210.

(c)                                  The Reporting Person is a tax-exempt nonprofit organization and public charity under Internal Revenue Code Section 501(c)(3).

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person did not use any of its funds to acquire the securities reported herein.  On June 28, 2013, the Reporting Person received a charitable donation of 6,110,000 Class A Units of Private National Mortgage Acceptance Company, LLC (“PNMAC”).  Pursuant to the terms of an Exchange Agreement entered into by and among PNMAC, the Issuer and certain unit holders of PNMAC (the “Exchange Agreement”), the Reporting Person had the right to exchange each Class A Unit of PNMAC it held for a share of Class A Common Stock.  On July 15, 2013, the Reporting Person exchanged its Class A Units of PNMAC into 6,110,000 shares of Class A Common Stock of the Issuer pursuant to the terms of the Exchange Agreement.

Item 4.	Purpose of Transaction.

The Reporting Person received the securities reported herein as a charitable donation and holds them for investment purposes.  The Reporting Person currently intends to sells its shares of Class A Common Stock upon the registration of such shares for resale with the Securities and Exchange Commission (“SEC”) becoming effective.  Notwithstanding the immediately preceding sentence, the Reporting Person reserves the right to acquire additional securities of the Issuer (whether as a result of additional contributions to the Reporting Person or otherwise), to dispose of securities of the Issuer held by it, and/or to hold any securities of the Issuer it owns, to the extent deemed advisable in light of general investment or operational policies of the Reporting Person, market conditions or other factors.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Person, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person owns 6,110,000 shares of Class A Common Stock, representing 32.3% of the outstanding shares of Class A Common Stock.  The ownership percentage is based on 18,887,777 shares of Common Stock outstanding as of September 26, 2013, as reported in the Issuer’s Form S-1 filed with the Securities and Exchange Commission on October 1, 2013.

(c) The Reporting Person has not effected any transactions in the Issuer’s Class A Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is a party to a certain Registration Rights Agreement, dated as of May 8, 2013 (the “Registration Rights Agreement”), entered into by and among the Issuer and certain unit holders of PNMAC.  Pursuant to the terms of the Registration Rights Agreement, certain parties under such agreement have the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register for resale the shares of Class A Common Stock delivered in exchange for Class A Units of PNMAC held by them.  Subject to the terms of the Registration Rights Agreement, the Issuer agreed to provide demand, piggy-back and S-3 registration rights with respect to such shares.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement.  A copy of the Registration Rights Agreement was attached as Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on May 14, 2013, and is incorporated herein by reference.

Except as otherwise described in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Registration Rights Agreement (filed as Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on May 14, 2013).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2013

FIDELITY INVESTMENTS CHARITABLE GIFT FUND

	By:	/s/ Jill L. Weiner
Name: Jill L. Weiner
Title: Secretary